UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

_____________________

Oncology Institute, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001
(Title of Class of Securities)

23343Q100
(CUSIP Number)

November 12, 2021
(Date of Event Which Requires Filling of This Statement)

____________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
☒   Rule 13d-1(c)
☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23343Q100
(1)	Names of reporting persons: Richy Agajanian
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: United States
(5) Sole voting power: 7,642,253
Number of shares beneficially	(6) Shared voting power: 506,871
owned by each reporting	(7) Sole dispositive power: 7,642,253
person with:	(8) Shared dispositive power: 506,871
(9)	Aggregate amount beneficially owned by each reporting person: 8,149,124
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 10.93% (Based on 74,590,130 shares issued and outstanding as of November 17, 2021)
(12)	Type of reporting person (see instructions): IN

CUSIP No. 23343Q100
(1)	Names of reporting persons: Jimmy Holdings, Inc.
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: California
(5) Sole voting power: 7,642,253
Number of shares beneficially	(6) Shared voting power: 0
owned by each reporting	(7) Sole dispositive power: 7,642,253
person with:	(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 7,642,253
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 10.2% (Based on 74,590,130 shares issued and outstanding as of November 17, 2021)
(12)	Type of reporting person (see instructions): CO

Item 1(a) Name of issuer.

Oncology Institute, Inc.

Item 1(b) Address of issuer’s principal executive offices.

345 Park Avenue South
New York, New York 10010

Item 2(a) Name of person filing.

(i) Richy Agajanian, MD

(ii) Jimmy Holdings, Inc.

Item 2(b) Address or principal business office or, if none, residence.

The principal business office of Dr. Agajanian is:

2810 Pinckard Ave.
Redondo Beach, CA 90278

The principal business office of Jimmy Holdings, Inc. is:

2810 Pinckard Ave.
Redondo Beach, CA 90278

Item 2(c) Citizenship or place of organization.

Dr. Agajanian is a United States citizen.

Jimmy Holdings, Inc. is a California corporation.

Item 2(d) Title of class of securities.

Class A Common Stock.

Item 2(e) CUSIP Number.

23343Q100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership.

As of November 12, 2021, Richy Agajanian, MD beneficially owns 8,149,124 shares of the Issuer’s Class A Common Stock, representing 10.93% of the class of securities based on 74,590,130 shares issued and outstanding as of November 17, 2021. Dr. Agajanian is the sole shareholder, President, and CEO of Jimmy Holdings, Inc., and indirectly holds 7,642,253 of these shares through his ownership of Jimmy Holdings, Inc. Dr. Agajanian is the trustee or co-trustee of three trusts, which trusts collectively hold all of the membership interests of Agajanian Holdings, LLC, which in turn holds the remaining 506,871 shares of Class A Common Stock of the Issuer with respect to which Dr. Agajanian and his co-trustee, if and as applicable, share voting and dispositive power as trustee(s). Dr. Agajanian disclaims beneficial ownership of said 506,871 shares, except to the extent of his pecuniary interest therein as a result of being a beneficiary of one or more of the trusts.

Number of shares as to which Richy Agajanian, MD has:

(i) Sole power to vote or to direct the vote: 7,642,253

(ii) Shared power to vote or to direct the vote: 506,871

(iii) Sole power to dispose or to direct the disposition of: 7,642,253

(iv) Shared power to dispose or to direct the disposition of: 506,871

Number of shares as to which Jimmy Holdings, Inc. has:

(i) Sole power to vote or to direct the vote: 7,642,253

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 7,642,253

(iv) Shared power to dispose or to direct the disposition of: 0

The reporting persons disclaim beneficial ownership of the following securities and the following is included solely for informational purposes. “Business Combination” has the meaning ascribed to such term in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2021.

The reporting persons have the right to receive 731,345 shares of Class A Common Stock in connection with the Business Combination. These shares will be received (i) in the event the Issuer's stock price equals or exceeds (x) $12.50 per share for 20 trading days within any 30 consecutive trading days during the two-year period following the closing of the Business Combination, or (y) $15.00 per share for any 20 trading days within any 30 consecutive trading days during the three-year period following the closing of the Business Combination, or (ii) in the event of a qualifying change of control.

The reporting persons have the right to receive 1,097,018 shares of Class A Common Stock in connection with the Business Combination. These shares will be received (i) in the event the Issuer's stock price equals or exceeds $15.00 per share for any 20 trading days within any 30 consecutive trading days during the three-year period following the closing of the Business Combination, or (ii) in the event of a qualifying change of control.

Dr. Agajanian’s spouse holds (i) vested time-based options representing the right to purchase 459,475 shares of the Issuer’s Class A Common Stock, (ii) unvested time-based options representing the right to purchase 136,600 shares of the Issuer’s Class A Common Stock, (iii) unvested time-based options (on a different time-based vesting schedule than those in (ii)) representing the right to purchase 572,925 shares of the Issuer’s Class A Common Stock, (iv) 90,938 restricted shares of the Issuer’s Class A Common Stock subject to forfeiture and unvested until such time the Issuer's stock price reaches $12.50 per share for 20 trading days within any 30 consecutive trading days for the two-year period following the closing of the Business Combination, subject to continued employment at such time, and (v) 136,407 restricted shares of the Issuer’s Class A Common Stock subject to forfeiture and unvested until such time the Issuer's stock price reaches $15.00 per share for 20 days within any 30 consecutive trading days for the three-year period following the closing of the Business Combination, subject to continued employment at such time. Dr. Agajanian has no investment or voting authority with respect to securities held by his spouse and disclaims beneficial ownership thereof.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2021

/s/ Richy Agajanian Richy Agajanian
Jimmy Holdings, Inc. /s/ Richy Agajanian Richy Agajanian President and CEO